November 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Bluerock Acquisition Corp. (the “Company”)
Registration Statement on Form S-1; File No. 333-291337

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-291337) filed by Bluerock Acquisition Corp. on November 6, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Elliott Smith of Perkins Coie LLP at (212) 261-6847 or by email at ElliottSmith@perkinscoie.com.

BLUEROCK ACQUISITION CORP.

/s/ R. Ramin Kamfar
R. Ramin Kamfar
Chief Executive Officer and Chairman

cc:	Elliott Smith, Perkins Coie LLP